August 21, 2014

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re: Preliminary Proxy Statement of PAID, Inc.

Dear Ms. Kaufman:

This notice is to confirm the oral correspondence between the staff of Paid, Inc. (“Company”) and the Securities and Exchange Commission regarding the Preliminary Proxy Statement filed on August 13, 2014 regarding two suggested language changes.

First, you asked us to state affirmatively that the Company does not intend to use the proposed reverse stock split as a means to effectuate a “going private” transaction. We revised page 16 (just before the header “Effective Time”) to state the following:

“The Board has no current plans to effectuate a “going private” transaction, and does not intend to use the reverse stock split as a means for effecting a “going private” transaction.”

Second, you asked us to revise Appendix C (Reverse Split) to indicate that the authorized capital stock and the common stock will be adjusted based on the reverse stock split. We have added the following language at the end of Appendix C, after the asterisk on page 32:

“The total number of shares of authorized common stock will be reduced by the same ratio as the reverse stock split, and the total number of shares of authorized capital stock will be reduced accordingly.”

We hope that these changes are acceptable, and if so, we will file a preliminary proxy statement, and then await your final approval for us to file a definitive proxy statement.

If you have any questions or would like to discuss this matter in further detail you may contact me at 347-231-4130 or via e-mail at austin@lewisfunds.com , or please feel free to call our counsel, Michael Refolo, Esq., Mirick O’Connell, at 508-929-1622 or marefolo@mirickoconnell.com.

Very truly yours,

/s/ W. Austin Lewis, IV

W. Austin Lewis, IV, President

PAID, Inc., 200 Friberg Parkway, Suite 4004, Westborough, MA 01581